



ADB

19 January 2018

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section
JAN 19 2018
Washington DC

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of U.S.$3,750,000,000 2.25 per cent. Global Notes due 20 January 2021 (Series No.: 957-00-1) under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,

MARIA A. LOMOTAN
Assistant Treasurer

Enclosure

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444